Exhibit 21

KONA GRILL

February 2, 2010

VIA FEDERAL EXPRESS

Mill Road Capital, L.P.

382 Greenwich Avenue, Suite One

Greenwich, Connecticut 06830

Attention:	Mr. Thomas E. Lynch
Mr. Justin Jacobs

Dear Messrs. Lynch and Jacobs:

We received your letter dated January 28, 2010 addressed to Mark S. Robinow, the Chief Financial Officer and Secretary of the Company, which was referred to the Company’s Nominating Committee (the “Committee”) and to the Company’s full Board of Directors (the “Board”). We also have reviewed Amendment No. 9 to the joint Statement on Schedule 13D filed by you with the Securities and Exchange Commission (the “SEC”) on January 29, 2010 (your “Amended Schedule 13D”) which, although not furnished to us by you, we retrieved from the SEC’s EDGAR website. In your letter and as set forth in Item 4 to your Amended Schedule 13D, you indicate Mill Road Capital’s intention to nominate three insurgent director-candidates for election at the next annual meeting of the holders of the Company’s common stock, $.01 par value (the “Company’s Stockholders”).

As you and the Company’s Stockholders are aware, Section 1.13 of the Company’s amended and restated by-laws currently in effect (the “By-laws”) establishes and governs the procedural and substantive requirements for Company Stockholder nominations of non-Board proposed candidates for election to the Board. Specifically, Section 1.13 of the By-laws provides, in relevant part, that:

“A stockholder’s notice to the corporation of nominations for a regular or special meeting of stockholders shall set forth (A) as to each person whom the stockholder proposes to nominate for election or re-election as a director: (1) such person’s name, age, business address and residence address and principal occupation or employment, (2) all other information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or that is otherwise required, pursuant to Regulation 14A under the Securities Exchange Act of 1934 [,as amended (the “Exchange Act”)].”

The Committee, together with the Company’s professional advisors, has reviewed your letter carefully with respect to the requirements of Section 1.13 of the By-laws, and has reported the results of such review to the Board. Based on such review, the Committee has determined that your letter (including for such purpose the Exchange Act and other filings made by or on behalf of Mill Road Capital L.P. (“MRC L.P.”) which you have elected to expressly incorporate by reference in your letter) omits certain disclosures required by Regulation S-K and Schedule 14A and, accordingly, it does not comply in all respects with the requirements of Section 1.13 of the By-laws. In that regard, for your benefit, we refer you specifically to the requirements contained in (i) Item 5(b)(1)(vii) of Schedule 14A (regarding indebtedness); (ii) Item 403(a) of Regulation S-K (regarding the security ownership of certain beneficial owners); and (iii) Item 407(a) of Regulation S-K (regarding director independence).

7150 E. Camelback Rd., Ste 220 • Scottsdale, AZ 85251

P 480.922.8100 • TF 866-328-5662 • F 480.991.6811

The foregoing notwithstanding, because the Committee and the Board otherwise have determined that your letter substantially complies, on its face, with the requirements of Section 1.13 of the By-laws, the Company, acting in good faith, but subject to and assuming the accuracy and completeness of all information, representations and undertakings made by you in your letter (including the aforementioned MRC L.P. filings you have incorporated by reference therein) and further subject to and assuming your recognition of and compliance with Rule 14a-9 referred to below in this correspondence, is not hereby rejecting and does hereby accept the validity of your letter for purposes of Section 1.13 of the By-laws.

Of course, the Company’s determination set forth in the preceding paragraph does not constitute an endorsement or recommendation of your proposed insurgent, opposition director-candidates (or any director-candidates that have not duly nominated by the Committee and recommended by the Committee to the Board and recommended by the Board for election by the Company’s Stockholders) and does not imply and should not be construed by you to mean that the Committee or the Board has determined that the individuals named in your letter have any of the requisite qualifications, personal character, skills, experience, diversity, education and background, or are otherwise appropriate, in any context, to serve as Company directors or that their election to the Board would be in the best interests of the Company and the Company’s Stockholders.

For your benefit, we hereby refer you to Rule 14a-9 under the Exchange Act with respect to the requirement to make prompt, complete and accurate disclosure of all information relating to MRC L.P. and its businesses, subsidiaries, affiliates and associates (including, without limitation, all information relating to the individuals identified in your letter as intended, insurgent opposition director-candidates, and their respective affiliates and associates) (i) that you know or should have reason to know would be material to the Company’s stockholders to enable them to make a fully informed investment or voting decision, to the extent that votes are solicited by you and your affiliates and associates and any other persons who would be deemed to be “participants” in any “solicitation” of the Company’s stockholders undertaken by you or any of the aforementioned persons (as such terms are used in Rule 14a-2 and Item 4 of Schedule 14A, respectively, under the Exchange Act) and (ii) that you know or should have reason to know the Company would deem material (and, therefore, should be made aware of) to enable it to fully and accurately communicate with the Company’s stockholders, as necessary.

For purposes of clarification, this letter does not constitute a waiver, express or implied, of any claims the Company does or may have against MRC L.P. or any of its affiliates or associates (or against any of the persons identified in your letter as intended, insurgent opposition director-candidates or any of their respective affiliates or associates) or that the Company may assert in respect of any solicitation or other activity undertaken by MRC L.P. or any of its affiliates or associates (or by any of the persons identified in your letter as intended, insurgent director-candidates or any of their respective affiliates or associates) arising out of or in connection with the matters set forth in your letter or with respect to any other matter.

If you have any further questions relating to the foregoing, please contact the undersigned at (612) 337-2499.

Very truly yours,

/s/ Tony Winczewski
Anthony L. Winczewski
Nominating Committee Chairman
(on behalf of the Nominating Committee)

cc:	Kona Grill, Inc. Board of Directors
Mark Robinow
Clifford E. Neimeth, Esq. (Greenberg Traurig, LL
Scott A. Weiss, Esq. (Greenberg Traurig, LLP)
Peter M. Rosenblum, Esq. (Foley Hoag, LLP)